Filed Pursuant to Rule 433

Registration No. 333-173884

PRICING SUPPLEMENT

US$250,000,000

UNIT CORPORATION

6  5/8% Senior Subordinated Notes due 2021

May 11, 2011

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 3, 2011. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Supplement have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 6 5/8% Senior Subordinated Notes due 2021

Issuer:	Unit Corporation (the “Company”)

Guarantees:	Each of the Company’s existing and future domestic restricted subsidiaries will jointly and severally, fully and unconditionally, guarantee, on a senior subordinated basis, the Company’s obligations under the Notes and all obligations under the Indenture.

Principal Amount:	$250,000,000

Net Proceeds:	$244,000,000

Use of Proceeds	To repay outstanding borrowings under the Company’s unsecured credit facility, and for general working capital purposes

Title of Securities:	6 5/8% Senior Subordinated Notes due 2021 (the “Notes”)

Final Maturity Date:	May 15, 2021

Benchmark:	3.625% UST due 2/15/21

Spread to Benchmark:	+342 bps

Price to Public:	100%, plus accrued interest, if any, from May 18, 2011

Coupon:	6.625%

Yield to Maturity:	6.625%

Interest Payment Dates:	Semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2011

Record Dates:	Each May 1 and November 1 immediately preceding the related interest payment dates

Optional Redemption:	On and after May 15, 2016, the Company may redeem all or, from time to time, a part of the Notes, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2016	103.313%
2017	102.208%
2018	101.104%
2019 and thereafter	100.000%

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 3, 2011

In addition, at any time before May 15, 2016, the Company may redeem the

Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption with Equity Proceeds:	Up to 35% at 106.625% prior to May 15, 2014

Change of Control:	Put at 101% of the principal amount of the Notes plus accrued and unpaid interest

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BMO Capital Markets Corp.

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Credit Agricole Securities (USA) Inc.

BNP Paribas Securities Corp.

Comerica Securities, Inc.

Bosc, Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC.

Trade Date:	May 11, 2011

Settlement Date:	May 18, 2011 (T+5 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess of $2,000

CUSIP/ISIN:	909218 AB5/US909218AB56

Distribution:	SEC Registered

Changes to the Preliminary Prospectus Supplement:	The following changes will be made to the Preliminary Prospectus Supplement:

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This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 3, 2011

Summary

The following disclosure under “Use of Proceeds” on page S-31 and each other location where such information appears in the Preliminary Prospectus Supplement is amended to read as follows:

We expect the net proceeds from this offering to be approximately $244 million, after deducting estimated fees and expenses (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to repay outstanding borrowings under our credit facility and for general corporate purposes. At March 31, 2011, borrowings under our credit facility were $185.0 million. Amounts to be repaid were incurred for general corporate purposes, including to fund our capital expenditure program, and may be reborrowed from time to time. Our credit facility matures on May 24, 2012, and the average annual interest rate for 2010 and the first three months of 2011, which includes the effect of interest rate swaps, was 3.5% and 2.8%, respectively.

The following disclosure under “Description of the Notes – Ranking and subordination” on page S-99 and each other location where such information appears in the Preliminary Prospectus Supplement is amended to read as follows:

Assuming that we had applied the net proceeds we receive from the offering in the manner described under “Use of proceeds,” as of March 31, 2011:

•	our outstanding Senior Indebtedness would have been $38.0 million, which includes letters of credit and hedging obligations with parties to our senior credit facilities;

•	we would have had no Senior Subordinated Indebtedness other than the Notes;

•	our Restricted Subsidiaries would have had $205.5 million of liabilities (excluding intercompany liabilities); and

•	our non-guarantor Subsidiaries would not have had any liabilities (excluding intercompany liabilities).

There was a typographical error transposing three lines under “Summary – Summary Historical Consolidated Financial Data” on page S-10. The disclosure is amended in that section and each other location where such information appears in the Preliminary Prospectus Supplement as follows: for “Oil and natural gas - Impairment of oil and natural gas properties,” the correct data is $0 for the three months ended March 31, 2011 and $0 for the three months ended March 31, 2010; for “Gas gathering and processing – operating costs,” the correct data is $29,055,000 for the three months ended March 31, 2011 and $32,726,000 for the three months ended March 31, 2010; and for “Gas gathering and processing – Depreciation and amortization,” the correct data is $3,773,000 for the three months ended March 31, 2011 and $3,941,000 for the three months ended March 31, 2010.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you send a request to: BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Preliminary Prospectus Department, or email Prospectus.Requests@ml.com.

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